Filed pursuant to Rule 424(b)(1)-
File No. 333-124160

PROSPECTUS

3,017,083 Shares

STANDARD MANAGEMENT CORPORATION

Common Stock

     This offering is a resale of outstanding shares of our common stock by certain of our shareholders. The shares covered by this prospectus (1) are to be issued by us when some of the selling shareholders convert the 6% Convertible Notes due 2008 they purchased in a private offering, (2) to be issued by us when one selling shareholder converts the $4.75 million term note we issued to the holder and (3) to be issued upon exercise of a warrant issued to the holder the term note.

     Our common stock is traded on the Nasdaq National Market under the symbol “SMAN.” On April 18, 2005, the last reported sale price for our common stock, as reported on Nasdaq, was $2.55 per share.

     The selling shareholders will sell their shares as described in the “Plan of Distribution” section, which begins on page 17. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 6, 2005

ABOUT THIS PROSPECTUS

     This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) relating to the shares of our common stock being offered. This prospectus does not include all of the information in the registration statement and provides you with a general description of the securities offered. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered. The registration statement can be read at the SEC web site or at the SEC Public Reference Room mentioned under the heading “Where You Can Find More Information” on the next page.

     When acquiring any of the securities described in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference. Neither we nor any selling shareholders have authorized anyone to provide you with different information. The securities are not being offered in any state where the offer would be prohibited. You should not assume that the information in this prospectus or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of the respective document.

     Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Standard Management,” “we,” “us,” “our,” or similar references mean Standard Management Corporation and our subsidiaries.

     On February 9, 2005, Standard Management entered into a definitive Stock and Asset Purchase Agreement (the “Agreement”) with Capital Assurance Corporation (“Capital Assurance”). The Agreement provides for the sale to Capital Assurance of (1) 100% of the capital stock of Standard Life and (2) $27 million aggregate principal amount of surplus debentures issued by Standard Life in favor of Standard Management and the assumption of payables from Standard Management to Standard Life of approximately $21 million. The Agreement represents the definitive terms for the transactions contemplated by the previously reported letter of intent between the parties. Standard Management expects the transaction to close in the second quarter of 2005. For more information on this transaction, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” in our Annual Report on Form 10-K and the definitive proxy materials we have filed regarding our special meeting of shareholders to be held on May 18, 2005.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements made in this prospectus, and other written or oral statements made by or on our behalf, may constitute “forward-looking statements” within the meaning of the federal securities laws. When used in this report, the words “believes,” “expects,” “estimates,” “intends,” “will” and similar expressions are intended to identify forward-looking statements. Statements regarding future events and developments and our future performance, as well as our expectations, beliefs, plans, intentions, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Examples of such statements in this prospectus or in reports we file with the SEC that are incorporated herein include:

•	Our ability to satisfy the contractual conditions necessary to consummate the sale of Standard Life.

•	The ability of our management team to successfully operate a health services business with limited experience in that industry.

•	Our ability to expand our health services business both organically and through acquisitions, including our ability to identify suitable acquisition candidates, acquire them at favorable prices and successfully integrate them into our business.

•	General economic conditions and other factors, including prevailing interest rate levels, and stock market performance, which may affect our ability to obtain additional capital when needed and on favorable terms.

•	Our ability to achieve anticipated levels of operational efficiencies at recently acquired companies, as well as through other cost-saving initiatives.

•	Customer response to new products, distribution channels and marketing initiatives.

•	Increasing competition in the sale of our products.

•	The risk factors or uncertainties listed from time to time in any document incorporated by reference herein.

     All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those projected. We believe that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

     The accompanying information contained in this prospectus, as well as in our SEC filings, identifies important additional factors that could adversely affect actual results and performance. Prospective investors are urged to carefully consider such factors.

     All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site at www.sec.gov.

     We have filed a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock being offered herein. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings made after the date of this Prospectus, until this offering is completed:

1.	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

2.	all Current Reports on Form 8-K filed since January 1, 2005;

3.	our Definitive Proxy Statement and Consent Solicitations related to our sale of our financial services subsidiary filed on April 8, 2005; and

4.	the description of our common stock contained in our registration statement filed under Section 12 of the Exchange Act, including all amendments and reports updating that description.

     Any information incorporated by reference will be modified or superseded by any information contained in this prospectus or in any other document filed later with the SEC which modifies or supersedes such information. Any information that is modified or superseded will become a part of this prospectus as the information has been so modified or superseded.

     We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Investor Relations Department, Standard Management Corporation, 10689 N. Pennsylvania Street, Indianapolis, Indiana 46280; telephone number (317) 574-6200.

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks below and other information in this prospectus before deciding to invest in our common stock.

     If the sale of Standard Life takes place, we will no longer derive revenues or cash flows from our financial services business and our future value will depend entirely on our health services business.

     During 2003 and 2004, the financial services segment of our business generated 97% and 95%, respectively, of our total revenues and generated positive cash flows from operations. All such revenues and cash flows would cease upon closing of the sale of Standard Life. Following the proposed sale, our future prospects, and our value as an ongoing enterprise, will depend on the performance of our health services business, which is subject to the risks described below.

     The possibility of a failure to complete the sale of Standard Life could have serious negative implications.

     If the sale of Standard Life is not completed, we could be materially adversely affected. We would be forced to determine whether to attempt to sell the financial services business again, continue to operate the financial services business or explore another strategic alternative. If we try to sell the financial services business, we would need to expend significant time and resources that would otherwise be used to operate the health services business and we would likely have to sell the financial services business on terms that could be less favorable to us than the terms currently being offered by Capital Assurance. In addition, if we were to engage in some form of alternative transaction, there could be no assurance that it would not be significantly dilutive to shareholders.

     If we fail to obtain the necessary consents in the trust preferred consent solicitation and nevertheless elect to proceed with the proposed transaction, the net cash proceeds available for the operation and expansion of our health services business will be significantly reduced.

     If we fail to receive sufficient consents for the amendment to the indenture in the trust preferred consent solicitation, we intend to nevertheless proceed with the proposed sale of Standard Life to Capital Assurance (assuming all other conditions to such sale are satisfied) by exercising our right to require Capital Assurance to assume our obligations under the indenture. In such event, the cash proceeds to be received by us in the sale would be reduced by the approximately $20.7 million aggregate liquidation amount of trust preferred securities outstanding. As a result, our cash proceeds from the sale would reduce from approximately $57 million to approximately $36.3 million which, unless we adjust our expected use of such proceeds, would reduce the amount of cash available to operate and expand our health services business from approximately $27.5 million to approximately $7 million. Such an event would make it more likely that we would have to seek additional debt or equity financing to carry out our business plan, and there can be no assurance that we could obtain such financing on acceptable terms or at all.

     The price of our common stock has demonstrated increased volatility upon the announcement of a proposed sale of Standard Life and may continue to do so upon the consummation of the sale and could decline below recent levels. In the event of a significant and sustained decline, our stock could be delisted from the Nasdaq National Market.

     Our common stock has exhibited increased volatility upon the announcement of the sale of

Standard Life and may continue to do so on the consummation of the sale of Standard Life. Depending upon investor acceptance of the proposed transaction, the price of the stock could decline below recent levels. If such decline were severe and sustained, Nasdaq could initiate action to delist our shares from the Nasdaq National Market, which could further negatively impact the price and/or marketability of the shares.

Risk Related to our Health Services Segment

     Our health services subsidiary has not been profitable and we expect it to continue to incur substantial losses.

     U.S. Health Services and its subsidiaries have incurred substantial net losses since we have operated them. U.S. Health Services on a consolidated basis incurred a net loss of $10.3 million and $7.1 million, for 2004 and 2003, respectively. We expect net losses to continue until we generate significant revenues and achieve economies of scale in our operations. There can be no assurance that we will ever be able to successfully develop and market these products. Our future profitability will depend on several factors including:

•	our ability to access reasonably priced capital that will provide long-term flexibility for the Company;

•	our ability to execute a planned strategy that will provide for cash flow from operations which will fund growth; and

•	our ability to acquire appropriately priced and profitable businesses that provide cash flow and synergies to our current business.

     We are subject to a number of factors affecting its business, including intense competition in and significant regulation of the industry and the ability to attract and retain suppliers, clients and employees. If we are unable to respond appropriately to any of these factors, business and financial results could suffer.

     Our operating results are affected by many factors, including competition, changes in the regulatory environment with respect to pharmacy service providers, relationships with suppliers of inventory, relationships with large institutional clients, general governmental regulation and general business conditions, many of which are outside our control.

     Our health services segment operates in a highly competitive environment and is in direct and indirect competition with a number of other companies that operate in the pharmaceutical market, including other retail, institutional and wholesale pharmacies, health insurers, health management organizations, pharmacy benefit managers and discount drug programs offered directly by pharmaceutical manufacturers. In addition, the provision of drugs and pharmacy benefits is a highly dynamic and evolving business which is tied closely to changes in the Medicare/Medicaid reimbursement environment, governmental entitlement program budget restrictions exercised at both the state and federal levels, cost controls imposed by third-party payors in an attempt to exercise control over increasing health care costs, and increasing competition from pharmacies operating outside the United States which ship drugs to U.S. residents over the Internet and using other distribution channels. There are currently a number of active initiatives being pursued by local and national legislatures. On December 8, 2003, President Bush signed into law the Medicare Prescription Drug Improvement and Modernization Act of 2003, a comprehensive voluntary prescription drug benefit administered under Medicare Part D effective January 1, 2006. The new act also provides certain cost-sharing government subsidies for individuals who might otherwise qualify for drug coverage under Medicaid or similar government-funded aid programs.

     Since a notable portion of our future institutional pharmacy business will be made available to Medicare-qualified patients who may qualify for this new benefit, it may have a substantial and lasting effect on the profitability of our business depending on how it and similar initiatives are administered by the government agencies charged with implementation. Since important elements of the new act relating to issues as formulary development, drug pricing and drug discount cards have yet to be finalized, it is impossible to predict the impact of the act on our profitability.

     Our profitability and ability to conduct business in the health services segment could be negatively impacted by a change in our relationships with our largest institutional clients.

     A large portion of the present and future growth of our institutional pharmacy business is contingent upon our ability to acquire and retain long-term contracts at favorable terms with institutional care facilities. Currently we have more than 20 contractual relationships with institutional clients. We are presently attempting to grow and diversify the number, type and terms of these contracts, but a number of factors — including the ability to favorably compete with respect to pricing, our relationships with drug and supplement manufacturers and suppliers, and the economic solvency and profitability of our institutional clients — can impact our profitability and opportunities for future growth. In addition, although we believe our current relationship with our institutional clients is strong, the loss of key institutional clients would materially affect the operation of our health services segment.

     Because our health services business model is relatively new and unproven, our limited operating history in this segment is not indicative of future performance, and this part of our business is difficult to evaluate.

     Because we have only recently entered the health services segment, we do not have an operating history upon which an investor can evaluate our prospects. In attempting to implement our business model, we may need to significantly change our business operations, sales and implementation practices, customer service and support operations and management focus. We are also facing new risks and challenges, including a lack of meaningful historical financial data upon which to plan future budgets, the need to develop strategic relationships and other risks described in this registration statement.

     Continuing efforts to contain healthcare costs may reduce our future health services revenue.

     The sales and profitability of the health services segment are affected by the efforts of healthcare payors to contain or reduce the cost of healthcare by lowering reimbursement rates, limiting the scope of covered services, and negotiating reduced or capitated pricing arrangements. Any changes which lower reimbursement levels under Medicaid, Medicare or private pay programs, including managed care contracts, could reduce our future revenue. Furthermore, other changes in these reimbursement programs or in related regulations could reduce its future revenue. These changes may include modifications in the timing or processing of payments and other changes intended to limit or decrease the growth of Medicaid, Medicare or third party expenditures.

     If we fail to comply with licensure requirements, fraud and abuse laws or other applicable laws, it may need to curtail operations, and could be subject to significant penalties.

     Our pharmacy business is subject to extensive and often changing federal, state and local regulations, and our pharmacy is required to be licensed in the states in which it is located or does business. While we continuously monitor the effects of regulatory activity on its operations and believe we currently have all necessary pharmacy licenses, the failure to obtain or renew any required regulatory approvals or licenses could adversely affect the continued operation of the business. The long-term care facilities that contract for our services are also subject to federal, state and local regulations and are required to be licensed in the states in which they are located. The failure by these long-term care facilities to comply with these or future regulations or to obtain or renew any required licenses could result in our inability to provide pharmacy services to these facilities and their residents. We are also subject to federal and state laws that prohibit some types of direct and indirect payments between healthcare providers. These laws, commonly known as the fraud and abuse laws, prohibit payments intended to induce or encourage the referral of patients to, or the recommendation of, a particular provider of items or services. Violation of these laws can result in loss of licensure, civil and criminal penalties and exclusion from the Medicaid, Medicare and other federal healthcare programs.

     If we or our client institutions fail to comply with Medicaid and Medicare reimbursement regulations, our health services revenue could be reduced, we could be subject to penalties and we could lose our eligibility to participate in these programs.

     As of December 31, 2004, approximately 26% of our health services’ pharmacy revenues were from government sponsored programs. Government sponsored programs include Medicaid and, to a lesser extent, Medicare. Our remaining billings are currently paid or reimbursed by individual residents, long-term care facilities and other third-party payors, including private insurers. A portion of these revenues are indirectly dependent on government programs. We anticipate that as the institutional pharmacy portion of our health services segment grows, direct reimbursement from government sponsored programs will become a material portion of our pharmacy billings.

     The Medicaid and Medicare programs are highly regulated. The failure, even if inadvertent, of us and/or our client institutions to comply with applicable reimbursement regulations could adversely affect our reimbursement under these programs and our ability to continue to participate in these programs. In addition, our failure to comply with these regulations could subject us to other penalties.

     Changes in governmental regulation and legislation could have a substantial impact on our profitability.

     Our health services segment is subject to substantial regulation at both the state and Federal levels. Our ability to continue operating as a retail, mail order and institutional pharmacy is contingent upon our ability to maintain appropriate licenses in all the states in which they currently conduct business. We are also required to comply with a comprehensive set of regulations under the Federal Health Insurance Portability and Accountability Act (“HIPAA”) with respect to the privacy and security of patient health information and the method in which this information is electronically transmitted to payors and governmental agencies such as the agencies responsible for implementing the Medicare and Medicaid programs. Regulations implementing HIPAA are still being disseminated, revised and actively reviewed as of the time of this writing. It is possible that substantial changes in these regulations, or in the strictness of interpretation of these regulations, may adversely affect our relationships with our clients and materially affect our future operations by increasing the costs of regulatory compliance. As with the insurance laws, we cannot predict the impact of future state or Federal laws or regulations on its health services business.

     We are subject to various risks relating to our acquisition strategy.

     One component of our growth strategy contemplates our making selected acquisitions that will help grow the health services segment. Recently, we terminated the agreements to acquire two separate organizations in the health services segment that would have significantly increased the size of this part of our business. Acquisitions involve inherent uncertainties. These uncertainties include the effect on the acquired businesses of integration into a larger organization and the availability of management resources to oversee the operations of these businesses. The successful integration of acquired businesses will require, among others:

•	consolidation of financial and managerial functions and elimination of operational redundancies;

•	achievement of purchasing efficiencies;

•	the addition and integration of key personnel; and

•	the maintenance of existing business.

     Even though an acquired business may have experienced positive financial performance as an independent company prior to an acquisition, we cannot be sure that the business will continue to perform positively after an acquisition.

     We also may acquire businesses with unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. We have policies and procedures to conduct reviews of potential acquisition candidates for compliance with healthcare laws and to conform the practices of acquired businesses to its standards and applicable laws. We also generally seek indemnification from sellers covering these matters. We may, however, incur material liabilities for past activities of acquired businesses.

     We cannot be sure of the successful integration of any acquisition or that an acquisition will not have an adverse impact on our results of operations or financial condition.

     We are likely to require additional funding, which may be difficult to obtain.

     Our health services business has had negative cash flows and net losses since its inception in 2002. We expect negative cash flows from operations to continue until we achieve substantial sales increases of our health services products. The proceeds of the proposed sale would provide us with significant funding, but we would lose the positive cash flows generated by our financial services business. Even though we would receive significant cash proceeds from the sale, our health services business has significant cash needs, including in connection with making strategic acquisitions. As a result, we will likely need to seek additional capital, which we may do through public or private equity or debt financing. There can be no assurance that such funding will be available to us on acceptable terms, if at all.

Risks Related to our Financial Services Segment

     In the event that we do not sell Standard Life, and in any case, until such sale occurs, we are also subject to the following risks.

     We are subject to a number of factors affecting our business, including intense competition in the industry and the ability to attract and retain agents, suppliers, clients and employees. If we are unable to respond appropriately to any of these factors, business and financial results could suffer.

     Our operating results are affected by many factors, including competition, lapse rates, interest rates, maintenance of insurance ratings, changes in the regulatory environment with respect to pharmacy service providers, relationships with suppliers of inventory held in its health services division, relationships with large institutional clients, general governmental regulation and general business conditions, many of which are outside our control.

     Our financial services division operates in a highly competitive environment and is in direct competition with a large number of insurance companies, many of which offer a greater number of products through a greater number of agents and have greater resources. In addition, we may be subject, from time to time, to new competition resulting from additional insurance carriers introducing products similar to those offered by us. Moreover, as a result of recent federal legislation, commercial banks, insurance companies, and investment banks may now combine, provided certain requirements are satisfied, and we can expect to encounter increased competition from these providers of financial services. This competitive environment could result in lower premiums, loss of sales and reduced profitability.

     We believe that the ability to compete is dependent upon, among other things, the ability to retain and attract independent general agents to market products and the ability to develop competitive products that also are profitable. Although management believes that good relationships with our independent general agents exist, competition for those agents among insurance companies is intense. Our independent general agents typically represent other insurance companies and may sell products that compete with its products. Sales of our annuity products and, therefore, our results of operations and financial condition may be adversely affected if we are unsuccessful in attracting and retaining independent agents and marketing organizations.

     Our financial results could suffer if our A.M. Best ratings are downgraded.

     Insurers compete with other insurance companies, financial intermediaries and other institutions on the basis of a number of factors, including the ratings assigned by A.M. Best. A.M. Best assigns ratings labeled (“A++”) through (“F”) (“Superior,” “Excellent,” “Very Good,” “Fair,” “Marginal,” “Weak,” “Poor,” “Under Regulatory Supervision,” and “In Liquidation”). Standard Life and Dixie Life both have a rating of (“B”) (Fair) by A.M. Best. A.M. Best’s ratings represent their opinion based on a comprehensive quantitative and qualitative review of our financial strength, operating performance and market profile. A rating of (“B”) is assigned by A.M. Best to companies that, in their opinion, have achieved good overall performance when compared to the standards established by A.M. Best. According to A.M. Best, these companies generally have an adequate ability to meet their obligations to policyholders, but their financial strength is vulnerable to unfavorable changes in underwriting or economic conditions. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, leverage and liquidity as well as the company’s book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its reserves, and the experience and competence of its management. A.M. Best reviews its ratings of insurance companies from time to time. If the A.M. Best ratings were downgraded, sales of annuity products could be significantly impacted and the financial condition and results of operations could be materially adversely affected.

     Changes in governmental regulation and legislation could have a substantial impact on our profitability.

     Our insurance subsidiaries are subject to substantial governmental regulation in each of the jurisdictions in which they conduct business. Changes in these regulations could have a significant impact on our profitability. The primary purpose of these regulations is to protect policyholders, not investors. These regulations are vested in governmental agencies having broad administrative power with respect to all aspects of our insurance business, including premium rates, policy forms and applications, marketing illustrations, dividend payments, capital adequacy and the amount and type of investments we may have.

     The NAIC, and state insurance regulators continually reexamine existing laws and regulations and their application to insurance companies. Changes in the NAIC or state regulations, including, for example, changes in the risk-based capital requirements, which are determined by the NAIC and state regulators, could affect the ability of our subsidiaries to pay dividends to us which could affect our ability to make payments upon our contractual obligations.

     In addition, the federal government has become increasingly involved with insurance regulation in recent years, including the passage of the Gramm-Leach-Bliley Act, and more comprehensive federal legislation in this area is still being considered by Congress. Federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation and federal taxation, affect us specifically and the insurance business in general. New state or federal laws or regulations, as well as a more strict interpretation of existing laws or regulations, may adversely affect our current claims exposure, adversely affect the profitability of our current and future products, and materially affect our future operations by increasing the costs of regulatory compliance. We cannot predict the impact of future state or federal laws or regulations on our business. See “Business of Standard Management — Regulatory Factors.”

     Under the Internal Revenue Code of 1986, as amended (“Code”), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. The favorable tax treatment may give certain of our products a competitive advantage over other non-insurance products. On May 28, 2003, President Bush signed the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduces the federal income tax rates applicable to certain dividends and capital gains realized by individuals. This legislation may lessen the competitive advantage of certain of our products relative to other investments that generate dividend or capital gain income. As a result, demand for certain of our products that offer income tax deferral may be negatively affected. Additionally, Congress has from time to time considered other legislation that would reduce or eliminate the relative benefits to policy owners of the deferral of taxation on the accretion of value within certain insurance products or might otherwise affect the taxation of insurance products and insurance companies. In particular, President Bush recently proposed legislation, currently under consideration by Congress, that would increase the amount that taxpayers may contribute each year to individual retirement accounts, which provide deferral benefits similar to those offered by our tax-deferral products. To the extent that the Code is revised in accordance with these proposals or otherwise in a manner that reduces the tax-deferred status of insurance products, or reduces the taxation of, or expands the market for, competing products, all life insurance companies, including us, could be adversely affected.

     Interest rate fluctuations could negatively affect spread income.

     Significant changes in interest rates expose insurance companies to the risk of not earning anticipated spreads between the interest rate earned on investments and the credited interest rates paid on outstanding policies. Both rising and declining interest rates can negatively affect spread income. Although we develop and maintain asset/liability management programs and procedures designed to preserve spread income in rising or falling interest rate environments, changes in interest rates could adversely affect these spreads.

     Our financial results are highly dependent on the financial condition of the companies in which we make investments and could suffer if the value of our investments decreases due to factors beyond our control.

     Our invested assets, approximately $1.7 billion, represented approximately 87% of our total assets at December 31, 2004. These investments are subject to customary risks of credit defaults and changes in market values. In addition, the value of our investment portfolio depends in part on the financial condition of the companies in which we have made investments. Factors beyond our control, including interest rate levels, financial market performance, and general economic conditions may have a significant negative impact on our investment income and the value of our investment assets, which would have a material adverse affect on our financial condition.

     Our policy claims fluctuate from year to year, and future benefit payments may exceed our established reserves, which would cause our earnings to suffer.

     Our earnings are significantly dependent upon the extent to which the actual claims received by our subsidiaries is consistent with the actuarial assumptions we use in establishing reserves for the payment of benefit claims. To the extent that the actual claims experience of our subsidiaries exceeds our established reserves, our operating income would be negatively affected, resulting in an adverse effect on our earnings.

     Volatility in benefit claims is common in the life insurance industry. While our reserves have been sufficient to cover policy claims in the past and we attempt to limit the risk by carefully underwriting new policies and sharing risks with reinsurance companies, we may still experience a period of higher than anticipated benefit claims that exceeds our established reserves. If this were to happen, it could result in increased operating losses.

     Because a significant portion of our annuity contracts are surrenderable, any substantial increase in the level of surrenders could negatively affect financial results.

     As of December 31, 2004, approximately 75.3% or $1.2 billion of annuity contracts in force were surrenderable. Approximately 16.5% of those contracts or approximately $205.7 million of annuity contracts in force are surrenderable without charge. Changes in prevailing interest rates, ratings or other factors which result in or lead to significant levels of surrenders of existing annuity contracts could have a material adverse effect on our financial condition and results of operations. Surrenders result in a reduction of invested assets that earn investment income and a reduction of policyholder account balances that credit interest.

     Our financial results could be materially adversely affected if our assumptions regarding the value of intangible assets prove to be incorrect.

     Included in our financial statements are certain assets that are primarily valued, for financial statement purposes, on the basis of management’s assumptions. These assets include items such as:

•	deferred policy acquisition costs;

•	present value of future profits;

•	intangibles;

•	goodwill; and

•	organization and deferred debt issuance costs.

     The assumptions are based upon, among others, interest rate spread and rates of mortality, surrender and lapse. If, for instance, future mortality rates were higher than expected, projected margins would be lower and deferred policy acquisition cost amortization would increase. The value of these assets reflected in our December 31, 2004 balance sheet totaled $185 million, or 10% of our assets. Although we have established procedures to periodically review the assumptions used to value these assets and determine the need to make adjustments, if our assumptions are incorrect and adjustments need to be made, our financial results could be materially adversely affected.

STANDARD MANAGEMENT CORPORATION

     Standard Management is a holding company that currently conducts its business through two distinct segments: financial services and health services. The financial services segment is primarily involved in the asset accumulation business targeting the retirement-age market. Principally through our wholly owned life insurance subsidiary, Standard Life, we develop, market and administer annuity and life insurance products. Historically, substantially all of our business has been conducted in the financial services segment through Standard Life and our other insurance company subsidiaries.

     In 2002, we entered the health services segment. The health services segment is operated through our subsidiary, U.S. Health Services Corporation. U.S. Health Services distributes pharmaceutical products and services to institutions, point of care programs, contract repackaging services and consumers.

     On February 9, 2005, Standard Management entered into the Agreement with Capital Assurance. The Agreement provides for the sale to Capital Assurance of (1) 100% of the capital stock of Standard Life and (2) $27 million aggregate principal amount of surplus debentures issued by Standard Life in favor of Standard Management and the assumption of payables from Standard Management to Standard Life of approximately $21 million. The Agreement represents the definitive terms for the transactions contemplated by the previously reported letter of intent between the parties. Standard Management expects the transaction to close in the second quarter of 2005. For more information on this transaction, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” in our Annual Report on Form 10-K and the definitive proxy materials we have filed regarding our special meeting of shareholders to be held on May 18, 2005.

     We were incorporated in 1989. We are headquartered in Indianapolis, Indiana.

     For further information about Standard Management, see “Where You Can Find More Information” on page 3.

SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by the shareholders who are offering common stock under this prospectus. Beneficial ownership includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below. The numbers in the table include fractional share interests which have been rounded to the nearest whole share. None of the selling shareholders owns in excess of 1% of the issued and outstanding shares of our common stock. None of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

	Shares		Shares
	Beneficially		Beneficially
	Owned Before		Owned After the
Name of Selling Shareholder	the Offering	Shares Offered	Offering(3)
On conversion of 6% Convertible Notes due 2008(1)
ACI Industries, LLC	76,219	76,219	0
Sam and Sheila Schmidt	762,195	762,195	0
Issued in connection with term note and warrant(2)
Laurus Master Fund, Ltd.	2,178,669	2,178,669	0
Total	3,017,083	3,017,083	0

(1)	Assumes that the Notes are converted into shares at a price of $3.28 per share.

(2)	Assumes that the entire term note and related interest expected to be earned over the life of the note is converted into shares at a price of $3.28 per share; provided however, that such selling shareholder has agreed that at no time will it own more than 4.99% of our outstanding shares of common stock.

(3)	Assuming all offered shares are sold.

     We are registering the shares for sale by the selling shareholders in accordance with registration rights granted to the selling shareholders. We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel in connection with this offering, but the selling shareholders will pay any underwriting discounts, selling commissions and similar expenses relating to the sale of the shares, as well as the fees and expenses of their counsel. In addition, we have agreed to indemnify the selling shareholders, underwriters who may be selected by the selling shareholders and their affiliated parties, against specific liabilities, including liabilities under the Securities Act, in connection with the offering. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against specific liabilities, including liabilities under the Securities Act of 1933, as amended. The selling shareholders have agreed to indemnify us and our directors and officers, as well as any person controlling the company, against specific liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors or officers, or persons controlling the company, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

USE OF PROCEEDS

     The shares of our common stock offered under this prospectus will be sold by the selling shareholders named herein. We will not receive any of the cash proceeds from the sale of shares of common stock by the selling shareholders, although we could receive proceeds in the event that the warrant issued to the holder of the term note is exercised. We plan to use any of the proceeds from the exercise of the Warrant for general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 20,000,000 shares of common stock, without par value per share, and 1,000,000 shares of preferred stock, without par value per share.

     The following summary of certain provisions of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation and bylaws and the applicable provisions of the Indiana Business Corporation Law.

Common Stock

     As of February 28, 2005, there were 7,921,113 shares of common stock outstanding. Holders of our common stock are entitled to receive, as, when and if declared by our Board of Directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes, subject to any dividend preferences that may be attributable to preferred stock that is outstanding. Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders may vote.

     There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

Preferred Stock

     Our Board of Directors, without further action by the shareholders, is authorized to issue an aggregate of 1,000,000 shares of preferred stock in one or more series. Currently, there are no shares of preferred stock outstanding. Our Board also may, without shareholder approval, determine the dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences of such stock. Holders of preferred stock may not have any voting rights except as specifically provided in the Indiana Business Corporation Law. Nevertheless, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action of the shareholders.

Indemnification

     Our articles of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Indiana law. The indemnification permitted under Indiana law is not exclusive of any other rights to which such persons may be entitled. We have also entered into separate indemnification agreements with some of our directors that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status of service as directors, to the maximum extent permitted under Indiana law.

     In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Anti-Takeover Effects of our Articles of Incorporation and Bylaws and Provisions of Indiana Law

     A number of provisions in our articles of incorporation, bylaws and Indiana law may make it more difficult to acquire control of us. These provisions could deprive our shareholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change of control of us;

•	discourage certain tactics that may be used in proxy fights; and

•	encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

     Staggered Board. Our articles of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our articles of incorporation and bylaws also provide that the board of directors is divided into three classes. The members of each class of directors serve for staggered three-year terms. The classification of the board has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors or by the sole remaining director. This provision could prevent a shareholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

     Preferred Stock. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for shareholder approval, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate transactions, may among other things, discourage, delay, defer, or prevent a change of control of us.

     Authorized but Unissued Shares of Common Stock. The authorized but unissued shares of our common stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Antitakeover Provisions of Indiana Law. Indiana Code Section 23-1-42 (the “Control Share Act”) provides that any person or group of persons that acquires the power to vote more than one-fifth of certain corporations’ shares shall not have the right to vote such shares unless granted voting rights by the holders of a majority of the outstanding shares of the corporation and by the holders of a majority of the outstanding shares excluding “interested shares.” Interested shares are those shares held by the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation. If the approval of voting power for the shares is obtained, additional shareholder approvals are required when a shareholder acquires the power to vote more than one-third and more than a majority of the voting power of the corporation’s shares. In the absence of such approval, the additional shares acquired by the shareholder may not be voted. If the shareholders grant voting rights to the shares after a shareholder has acquired more than a majority of the voting power, all shareholders of the corporation are entitled to exercise statutory dissenters’ rights and to demand the value of their shares in cash from the corporation. If voting rights are not accorded to the shares, the corporation may have the right to redeem them. The provisions of the Control Share Act do not apply to acquisitions of voting power pursuant to a merger or share exchange agreement to which the corporation is a party.

     We have not opted-out of the provisions of the Control Share Act in our bylaws. Indiana Code Section 23-1-43 (the “Business Combination Act”) prohibits a person who acquires beneficial ownership of 10% or more of certain corporations’ shares (an “interested shareholder”), or any affiliate or associate of an interested shareholder, from effecting a merger or other business combination with the corporation for a period of five years from the date on which the person became an interested shareholder, unless the transaction in which the person became an interested shareholder was approved in advance by the corporation’s Board of Directors. Following the five-year period, a merger or other business combination may be effected with an interested shareholder only if (a) the business combination is approved by the corporation’s shareholders, excluding the interested shareholder and any of its affiliates or associates, or (b) the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the interested shareholder in acquiring its interest in the corporation, with certain adjustments, and certain other requirements are met. The Business Combination Act broadly defines the term “business combination” to include mergers, sales or leases of assets, transfers of shares of the corporation, proposals for liquidation and the receipt by an interested shareholder of any financial assistance or tax advantage from the corporation, except proportionately as a shareholder of the corporation.

PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling shareholders. We will pay all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

     Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

     The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or brokers-dealers regarding the sale of their securities. In addition, there is not an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     The selling shareholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid as to a particular broker-dealer might be in excess of customary commissions.

     The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

     Because selling shareholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended may apply to their sales in the market.

     Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. The supplement will disclose:

•	the name of each such selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

LEGAL MATTERS

     Certain legal matters in connection with the offering are being passed upon for us by Stephen M. Coons, our Executive Vice President and General Counsel.

EXPERTS

     The consolidated financial statements as of and for the year ended December 31, 2004 and 2004 information included in the schedules incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Standard Management Corporation as of December 31, 2003, and for each of the two years in the period then ended, appearing in Standard Management Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including 2003 and 2002 information in the schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by Standard Management. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in the affairs of Standard Management since the date hereof.

STANDARD MANAGEMENT
CORPORATION

3,017,083 SHARES

COMMON STOCK

P R O S P E C T U S

May 6, 2005

10689 N. Pennsylvania Street
Indianapolis, Indiana 46280
(317) 574-6200